

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Mark Goldberg
Chief Executive Officer
Marine Exploration, Inc.
535 Sixteenth Street, Suite 820
Denver, CO 80202

> **Re: Marine Exploration, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-24637**

Dear Mr. Goldberg:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief